UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Flotek Industries, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

343389102
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however, see the Notes).

CUSIP No. 343389102	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,155,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,155,103
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,155,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 343389102	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,155,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,155,103
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,155,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 343389102	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,155,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,155,103
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,155,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 343389102	SCHEDULE 13D	Page 5 of 9

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 10, 2019 and amended through the date hereof (as so amended, the “Schedule 13D”) and is being filed with the SEC on behalf of North Sound Management, Inc., a Delaware corporation (“NS Manager”), Brian Miller, a United States citizen and North Sound Trading, LP, a Delaware limited partnership (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”). This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc., a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On February 2, 2022, NS Trading purchased from the Issuer convertible notes in an aggregate principal amount of $3,000,000 for a purchase price of $3,000,000. The source of funds for the purchases was working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

The description of the Purchase Agreement, the Notes, the Pre-Funded Warrants and the Registration Rights Agreement in Item 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Beneficial ownership by each person named herein gives effect to the conversion limitation described in Item 6 below and is based upon 79,617,743 Shares outstanding as of November 8, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(a) Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 8,155,103 shares of Common Stock, constituting approximately 9.9% of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

CUSIP No. 343389102	SCHEDULE 13D	Page 6 of 9

(b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) The information set forth in Items 3 and 6 regarding the purchase of the Notes is hereby incorporated into this Item 5(c) by reference.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

On February 2, 2022, the Issuer entered into a Note Purchase Agreement (the “Purchase Agreement”) with the NS Trading and certain other institutional investors (collectively, the “Purchasers”), pursuant to which the Issuer agreed to issue and sell in a private placement (the “Offering”) approximately $21.2 million in aggregate principal amount of 10% convertible PIK notes (the “Notes”) convertible into shares of Common Stock (or pre-funded warrants to purchase the Common Stock at a nominal price (the “Pre-Funded Warrants”) in limited circumstances as described in the Purchase Agreement and the Notes). In the Offering, NS Trading purchased Notes with a principal amount of $3,000,000.

Subject to the ownership limitation described below, each holder of the Notes, including NS Trading, may convert all or any portion of its Notes into Common Stock at a price of $1.088125 per share (the “Conversion Price”) at any time prior to the maturity date. Interest on the Notes will begin to accrue on the unpaid principal balance commencing on the closing date at the rate of 10% per annum, payable in incremental Notes or Pre-Funded Warrants, as applicable. Accrued and unpaid interest on the Notes will be due and payable on the maturity date on February 2, 2023, which is 12 months from the closing date of the Offering, at which date the Notes are mandatorily convertible and payable in shares of Common Stock or Pre-Funded Warrants at the lesser of the Conversion Price and $0.8705 per share. The Notes will also be mandatorily converted in the event of change of control of the Issuer and payable in shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share or cash as described therein. In addition, the Notes may be converted by the Issuer if the 20-trading day volume-weighted average trading price of the Common Stock equals or exceeds the greater of $2.50 per share or $1.741 for 20 trading days during a 30 consecutive trading day period. The Conversion Price will be adjusted in certain circumstances, including in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.

CUSIP No. 343389102	SCHEDULE 13D	Page 7 of 9

The Notes contain an ownership limitation that limits the conversion of the Notes into Common Stock. In cases where conversion is mandatory or at the election of the Issuer, the Notes will convert into Pre-Funded warrants with a similar ownership limitation to the extent that conversion of the Notes would exceed the ownership limitation. The ownership limitation is 19.9% unless the holder has elected a lower ownership limitation. NS Trading notified the Issuer prior to the issuance of the Notes that it elected an ownership limitation of 9.9%.

The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Purchasers.

On February 2, 2022, in connection with the Closing and pursuant to the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with NS Trading and the other Purchasers party thereto relating to the registration of the Common Stock issued or issuable upon conversion of the Notes and issued or issuable pursuant to the Pre-Funded Warrants (including any shares issued as or issuable upon the conversion or redemption as dividend or distribution of such shares) (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a registration statement on or before 120 days from the date of the Registration Rights Agreement (the “Shelf Registration Statement”), and to cause the Shelf Registration Statement to become effective no later than four months following the initial filing of the Shelf Registration Statement. In certain circumstances and subject to customary qualifications and limitations, the holders of Registrable Securities will have piggyback registration rights on offerings of Common Stock initiated by the Issuer, among other rights as described in the Registration Rights Agreement, and selling Purchasers will have rights to request that the Issuer initiate an Underwritten Offering (as defined in the Registration Rights Agreement) of Registrable Securities in any 365-day period.

The foregoing descriptions of the Purchase Agreement, the Notes, the Pre-Funded Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the Notes, the Pre-Funded Warrants and Registration Rights Agreement, as applicable.

CUSIP No. 343389102	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of June 6, 2019, among North Sound Management, Inc., North Sound Trading LP and Brian Miller (previously filed).

Exhibit 2	Agreement dated as of December 2, 2020 between North Sound Management Inc and the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 2, 2020 (File No. 001-13270)).

Exhibit 3	Note Purchase Agreement, dated February 2, 2022, by and among Flotek Industries, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 4, 2022 (File No. 001-13270)).

Exhibit 4	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2022 (File No. 001-13270)).

Exhibit 5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2022 (File No. 001-13270)).

Exhibit 6	Registration Rights Agreement, dated February 2, 2022, by and among Flotek Industries, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 4, 2022 (File No. 001-13270)).

CUSIP No. 343389102	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2022

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller